Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

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Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

October 13, 2017

CONFIDENTIAL AND VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Era Anagnosti, Esq., Legal Branch Chief
Mr. Christopher Dunham, Staff Attorney
Mr. David Irving, Staff Accountant
Mr. Marc Thomas, Staff Accountant

Re:	Qudian Inc.
Amendment No. 3 to Registration Statement on Form F-1
CIK No. 0001692705

Ladies and Gentlemen:

On behalf of our client, Qudian Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (together with its subsidiaries, the “Company”), we are filing herewith an amendment (“Amendment No. 3”) to the Company’s Registration Statement on Form F-1 via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has responded to the comments contained in the comment letter dated October 5, 2017 from the Staff (the “Staff”) of the Commission (the “October 5 Comment Letter”) by revising the amendment No. 2 to the Company’s registration statement on Form F-1 filed with the Commission on October 3, 2017 (the “October 3 Filing”). In addition to the amendments made in response to the Staff’s comments, the Company has also revised the October 3 Filing to update certain other disclosures.

Set forth below are the Company’s responses to the Staff’s comments in the October 5 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in the Amendment No. 3 where the disclosure addressing the comment appears.

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DANIEL FERTIG    ADAM C. FURBER    IAN C. HO    ANTHONY D. KING    CELIA C.L. LAM    CHRIS K.H. LIN    JIN HYUK PARK    KATHRYN KING SUDOL    CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    SEOUL    TOKYO    WASHINGTON, D.C.

Principal and Selling Shareholders, page 210

1.	Please indicate the nature of any position, office, or other material relationship which a selling security holder has had with you or your affiliates within the past three years. For example, we note that Mr. Tianyu Zhu previously served on your board of directors and he controls the Zhu Entities. Refer to Item 4.a. of Form F-1 and Item 9.D.1. of Part I of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 212 of the Amendment No. 3.

Principal and Selling Shareholders, page 210

2.	We note your revisions to Note 2 of your audited financial statements in response to comment 1 in our letter dated September 26, 2017. However, it appears that your auditor’s consent preceded your receipt of our comment letter and, presumably, the associated revisions made to Note 2. Please include a new auditor’s consent in a pre-effective amendment as required by Section 4810.3(a) of the Division of Corporation Finance’s Financial Reporting Manual.

In response to the Staff’s comment, the Company has filed a new auditor’s consent in the Amendment No. 3.

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If you have any question regarding the Amendment No. 3, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:	Min Luo, Chairman and Chief Executive Officer

Carl Yeung, Chief Financial Officer

Qudian Inc.

Daniel Fertig

David Lee

Simpson Thacher & Bartlett

David Zhang

Benjamin Su

Steve Lin

Kirkland & Ellis LLP

Ron Yan

Ernst & Young Hua Ming LLP

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